SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-17430
                                 --------------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

                       For Period ended: October 31, 2001

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                --------------------

             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
               ---------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

               Full Name of Registrant: Obsidian Enterprises, Inc.
                     ---------------------------------------

                  Former Name if Applicable: Danzer Corporation
                     ---------------------------------------

           Address of Principal Executive Office (Street and Number):
                         111 Monument Circle, Suite 3680
                             -----------------------

              City, State and Zip Code: Indianapolis, Indiana 46204
                           ---------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file the Annual Report on Form 10-K for the fiscal year ended October 31, 2001, within the prescribed period without unreasonable effort or expense due to the necessity of including information reflecting the change in control and reorganization of the Registrant previously reported in the Registrant's Current Reports on Form 8-K filed on July 6, 2001, and August 15, 2001, and the Quarterly Report on Form 10-Q filed on September 4, 2001. On June 21, 2001, the Registrant acquired all of the shares of three companies--Pyramid Coach, Inc., a Tennessee corporation; Champion Trailer, Inc., an Indiana corporation; and U.S. Rubber Reclaiming, Inc., an Indiana corporation--in an acquisition accounted for as a reverse acquisition, with U.S. Rubber Reclaiming, Inc. being deemed the acquiring company. Also on that date, Timothy S. Durham became the Chief Executive Officer and Chairman of the Board of the Registrant. Subsequently, on July 31, 2001, the Registrant acquired substantially all of the assets of United Acquisition, Inc., an Indiana corporation. Audited financials had not been prepared previously for one of the acquired companies. Also, as was reported in a Current Report on Form 8-K filed on November 13, 2001, the Registrant engaged new independent auditors on November 7, 2001, and the Registrant's domicile was changed from New York to Delaware on October 5, 2001. The Registrant believes that it will be able to file the Annual Report on Form 10-K within the extended time period.





                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Terry Whitesell             (317)            237-4122
         -------------------------------------------------------------
         (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes           [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that significant changes in the results of operations for the Registrant's year ended October 31, 2001, as compared to the prior year's results, will be reflected in the financial statements of the Registrant because of the significant changes resulting from the transactions described above in
Part III. A reasonable estimate of the results cannot be made until certain accounting issues are resolved.


                           Obsidian Enterprises, Inc.
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  January 28, 2002          By: /s/ Terry Whitesell
                                 Name:  Terry Whitesell
                                 Title: President and Chief Operating Officer